Exhibit 4.4

DESCRIPTION OF SECURITIES

General

The following description of the capital stock of QuantumScape Corporation, a Delaware corporation (“us,” “our,” “we, “QuantumScape” or the “Company”) is a summary of the rights of our common stock and certain provisions of our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and amended and restated bylaws (the “Bylaws”) currently in effect. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation and Bylaws, each previously filed with the Securities and Exchange Commission and incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, as well as to the applicable provisions of the Delaware General Corporation Law (the “DGCL”). We encourage you to read our Certificate of Incorporation, Bylaws and the applicable portions of the DGCL carefully.

Authorized and Outstanding Stock

The authorized capital stock of QuantumScape is 1,350,000,000 shares, $0.0001 par value per share, of which:

•	1,000,000,000 shares will be designated as Class A common stock (the “Class A Common Stock”);

•	250,000,000 shares will be designated as Class B common stock (the “Class B Common Stock,” and together with the Class A Common Stock, the “Common Stock”); and

•	100,000,000 shares will be designated as Preferred Stock (the “Preferred Stock”).

Common Stock

The Certificate of Incorporation authorizes two classes of Common Stock, Class A Common Stock and Class B Common Stock. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to voting and conversion. Some of the terms of these classes of Common Stock are discussed in greater detail below.

Dividend Rights

Subject to preferences that may apply to any shares of Preferred Stock outstanding at the time, the holders of Common Stock will be entitled to receive dividends out of funds legally available if the Company’s board of directors (the “Board”), in its discretion, determines to issue dividends and then only at the times and in the amounts that the Board may determine.

Voting Rights

Holders of Class A Common Stock are entitled to one vote for each share held as of the record date for the determination of the stockholders entitled to vote on such matters and holders of Class B Common Stock are entitled to ten votes for each share held at the record date for the determination of the stockholders entitled to vote on such matters, except as otherwise required by law. The holders of Class A Common Stock and Class B Common Stock will vote together as a single class, unless otherwise expressly provided in the certificate of incorporation or required by law.

The Certificate of Incorporation requires either holders of Class A Common Stock or of Class B Common Stock to vote separately as a single class in the following circumstances:

•

if QuantumScape were to seek to amend the Certificate of Incorporation to increase or decrease the authorized number of shares of Class B Common Stock, then the holders of Class B Common Stock would be required to vote separately to approve the proposed amendment; and

•

if QuantumScape were to seek to declare or pay any dividend or make certain other distributions and to treat the holders of Common Stock differently than is set forth in the Certificate of Incorporation in connection with such dividend or other distribution, then the holders of Class A Common Stock and the holders of Class B Common Stock could be required to vote separately to approve such different treatment of the shares of Common Stock.

Delaware law could require either holders of Class A Common Stock or of Class B Common Stock to vote separately as a single class.

•

if QuantumScape were to seek to amend the Certificate of Incorporation of QuantumScape in a manner that alters or changes the powers, preferences, or special rights of such type of Common Stock in a manner that affected such shares adversely but does not so affect the shares of the other type of Common Stock.

Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the number of directors that constitutes the Board will be fixed solely by resolution of the Board. Each director of the Board will be elected to hold office for a one-year term expiring at the next annual meeting of stockholders. There is no cumulative voting with respect to the election of directors.

Right to Receive Liquidation Distributions

If QuantumScape becomes subject to a liquidation, dissolution, or winding-up, the assets legally available for distribution to QuantumScape’s stockholders would be distributable ratably among the holders of Common Stock and any participating series of Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock.

Conversion of Class B Common Stock

Shares of Class A Common Stock will not be convertible into any other shares of capital stock of QuantumScape. Each share of Class B Common Stock will be convertible at any time at the option of the holder into one share of Class A Common Stock. In addition, shares of Class B Common Stock will automatically convert into shares of Class A Common Stock (i) upon the sale or transfer of such shares, but excluding certain transfers permitted by the Certificate of Incorporation, or (ii) upon the death of the holder of such shares or, solely with respect to shares of Class B Common Stock held by the Excluded Parties (defined as any of Timothy Holme, Prof. Fritz Prinz and Jagdeep Singh) or certain of their permitted entities, upon the death or disability of such Excluded Party, except that such shares held by an Excluded Party or such Excluded Party’s permitted entities will automatically convert into shares of Class A Common Stock upon the earlier of (x) 9 months following the date of death or disability of such Excluded Party, and (y) the date upon which a voting trustee designated by such Excluded Party and approved by the Board ceases to hold exclusive voting control over such shares of Class B Common Stock.

Notwithstanding the foregoing, all outstanding shares of Class B Common Stock will convert into shares of Class A Common Stock upon the earliest to occur of: (i) the date fixed by the Board that is no less than 61 days and no more than 180 days following the date after the issuance of the Common Stock pursuant to that certain Business Combination Agreement, dated September 2, 2020 (the “Business Combination Agreement”), by and among the Company, Kensington Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and QuantumScape Battery, Inc., a Delaware corporation (f/k/a QuantumScape Corporation) (“Legacy QuantumScape”) that the total number of outstanding shares of Class B Common Stock held by the Excluded Parties and certain of their permitted entities and permitted transferees represents less than 20% of the number of shares of Class B Common Stock (as equitably adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event) issued pursuant to the Business Combination Agreement; (ii) 9 months following the death or disability of all Excluded Parties and the date upon which a voting trustee designated by the last Excluded Party to die or become disabled and approved by the Board ceases to hold exclusive voting control over such shares of Class B Common Stock; or (iii) the date specified by the holders of a majority of the then outstanding shares of Class B Common Stock, which majority must include each of the Excluded Parties to the extent that he or she is then living and nondisabled and holds, together with his respective permitted transferees, at least 20% of the number of shares of Class B Common Stock held by them as of the date the Certificate of Incorporation becomes effective (the “Final Conversion Date”).

Other Matters

All outstanding shares of the Common Stock will be fully paid and nonassessable. The Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.

Preferred Stock

The Board is authorized, subject to limitations prescribed by the DGCL to issue Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by the stockholders. The Board will be empowered to increase or decrease the number of shares of any series of Preferred Stock, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders. The Board will be able to authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the Common Stock. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of QuantumScape and might adversely affect the market price of Common Stock and the voting and other rights of the holders of Common Stock. There are currently no plans to issue any shares of Preferred Stock.

Warrants

As of December 31, 2020, there were approximately 6,575,000 Private Placement Warrants (the “Private Placement Warrants”) held of record by 18 holders, 75,000 Working Capital Warrants (the “Working Capital Warrants”) held of record by 1 holder, and 11,499,989 Public Warrants (the “Public Warrants,” and together with the Private Placement Warrants and Working Capital Warrants, the “Warrants”) held of record by 1 holder each exercisable for one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment as discussed below, commencing March 5, 2021. The Warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the consummation of the business combination, or earlier upon redemption or liquidation.

Holders of Public Warrants cannot exercise their Public Warrants unless QuantumScape has an effective and current registration statement covering the issuance of the shares underlying such warrants and a current prospectus relating thereto or a valid exemption from registration is available (including, an exemption in the event of exercise on a cashless basis). Notwithstanding the foregoing, if a registration statement covering the issuance of the shares issuable upon exercise of the Public Warrants is not effective within 60 days from the closing of the business combination, warrant holders may, until such time as there is an effective registration statement and during any period when QuantumScape shall have failed to maintain an effective registration statement or a current prospectus, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”). If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. In no event will QuantumScape be required to net cash settle any warrant, or issue securities or other compensation in exchange for the warrants in the event that QuantumScape is unable to register or qualify the shares underlying the warrants under the Securities Act or applicable state securities laws.

The Private Placement Warrants and Working Capital Warrants are identical to the Public Warrants underlying the Company’s units sold in the initial public offering except that such Private Placement Warrants: (i) will not be redeemable by QuantumScape, (ii) (including the Class A Common Stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold by the Sponsor until the later of 30 days after the consummation of the business combination or one year after the closing of the initial public offering, (iii) may be exercised by the holders on a cashless basis, and (iv) the holders thereof (including with respect to the shares of Common Stock issuable upon exercise of these warrants) are entitled to registration rights, in each case so long as they are still held by the Sponsor or its permitted transferees.

Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $18.00.

QuantumScape may redeem the outstanding warrants (excluding the Private Placement Warrants and Working Capital Warrants) commencing July 30, 2021:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which QuantumScape refers to as the 30-day redemption period; and

•

if, and only if, the last reported sale price of Class A Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which QuantumScape sends the notice of redemption to the Warrant holders.

If and when the Warrants become redeemable by QuantumScape, QuantumScape may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.

If the foregoing conditions are satisfied and QuantumScape issues a notice of redemption, each warrant holder may exercise his, her or its Warrants prior to the scheduled redemption date. However, the price of the shares of Class A Common Stock may fall below the $18.00 trigger price (as adjusted) as well as the $11.50 exercise price (as adjusted) after the redemption notice is issued.

If QuantumScape calls the Warrants for redemption as described above, QuantumScape’s management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In making such determination, QuantumScape’s management will consider, among other factors, QuantumScape’s cash position, the number of Warrants that are outstanding and the dilutive effect on the stockholders of issuing the maximum number of warrant shares issuable upon exercise of outstanding warrants. In such event, the holder would pay the exercise price by surrendering the Warrants for that number of shares of Class A Common Stock equal to the quotient obtained by dividing (x) the product of the number of warrant shares underlying the Warrants to be so exercised, and the difference between the exercise price of the Warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the average last reported sale price of the Class A Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If QuantumScape’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Class A Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. QuantumScape believes this feature is an attractive option to QuantumScape if QuantumScape does not need the cash from the exercise of the warrants after the business combination. If QuantumScape calls the Warrants for redemption and QuantumScape’s management does not take advantage of this option, the Sponsor and its permitted transferees would still be entitled to exercise its Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their Warrants on a cashless basis.

The Warrants are issued under and subject to the terms of the Warrant Agreement, dated June 25, 2020, by and between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”).

Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $10.00.

Commencing September 28, 2021 Warrants become exercisable, QuantumScape may redeem the outstanding Warrants:

•	in whole and not in part;

•

at $0.10 per Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Warrants prior to redemption and receive that number of shares of Class A Common Stock to be determined by reference to the table below, based on the redemption date and the “fair market value” of the Class A Common Stock (as defined below) except as otherwise described below;

•

if, and only if, the last reported sale price of the Class A Common Stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) on the trading day prior to the date on which QuantumScape sends the notice of redemption to the warrant holders;

•

if, and only if, the Private Placement Warrants are also concurrently called for redemption at the same price (equal to a number of shares of Class A Common Stock) as the outstanding Warrants, as described above; and

•

if, and only if, there is an effective registration statement covering the issuance of the shares of Class A Common Stock (or a security other than the Class A Common Stock into which the Class A Common Stock has been converted or exchanged for) issuable upon exercise of the Warrants and a current prospectus relating thereto available throughout the 30-day period after written notice of redemption is given.

The numbers in the table below represent the number of shares of Class A Common Stock that a warrant holder will receive upon exercise in connection with a redemption by QuantumScape pursuant to this redemption feature, based on the “fair market value” of the Class A Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such Warrants are not redeemed for $0.10 per Warrant), determined based on the average of the last reported sales price for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Warrants, each as set forth in the table below.

The stock prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Warrant is adjusted as set forth in the first three paragraphs under the heading “ —Anti-dilution Adjustments” below. The adjusted stock prices in the column headings will equal the stock prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Warrant.

Redemption Date (period to expiration of warrants)	Fair Market Value of Class A Common Stock
	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
57 months	0.257	0.277	0.294	0.31	0.324	0.337	0.348	0.358	0.365
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.365
51 months	0.246	0.268	0.287	0.304	0.32	0.333	0.346	0.357	0.365
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.365
45 months	0.235	0.258	0.279	0.298	0.315	0.33	0.343	0.356	0.365
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.364
39 months	0.221	0.246	0.269	0.29	0.309	0.325	0.34	0.354	0.364
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.364
33 months	0.205	0.232	0.257	0.28	0.301	0.32	0.337	0.352	0.364
30 months	0.196	0.224	0.25	0.274	0.297	0.316	0.335	0.351	0.364
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.35	0.364
24 months	0.173	0.204	0.233	0.26	0.285	0.308	0.329	0.348	0.364
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.364
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.363
15 months	0.13	0.164	0.197	0.23	0.262	0.291	0.317	0.342	0.363
12 months	0.111	0.146	0.181	0.216	0.25	0.282	0.312	0.339	0.363
9 months	0.09	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.362
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.362
3 months	0.034	0.065	0.104	0.15	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of shares of Class A Common Stock to be issued for each Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the average last reported sale price of the Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the warrants is $11 per share, and at such time there are 57 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.277 shares of Class A Common Stock for each whole Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the average last reported sale price of the Class A Common Stock for the 10 trading days ending on the third trading date prior to the date on which the notice of redemption is sent to the holders of the Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Warrants, holders may choose to, in connection with this redemption feature, exercise their warrants for 0.298 shares of Class A Common Stock for each whole Warrant. In no event will the Warrants be exercisable in connection with this redemption feature for more than 0.365 shares of Class A Common Stock per Warrant. Finally, as reflected in the table above, if the Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by QuantumScape pursuant to this redemption feature, since they will not be exercisable for any shares of Class A Common Stock.

This redemption feature differs from the typical warrant redemption features used in other blank check companies, which typically only provide for a redemption of warrants for cash when the trading price for common stock exceeds $18.00 per share for a specified period of time. This redemption feature is structured to allow for all of the outstanding Warrants to be redeemed when the Class A Common Stock is trading at or above $10.00 per share, which may be at a time when the trading price of the Class A Common Stock is below the exercise price of the Warrants. QuantumScape has established this redemption feature to provide QuantumScape with the flexibility to redeem the Warrants without the Warrants having to reach the $18.00 per share threshold set forth above under “—Redemption of Warrants when the price per share of Class A Common Stock equals or exceeds $18.00.” Holders choosing to exercise their Warrants in connection with a redemption pursuant to this feature will, in effect, receive a number of shares representing the applicable redemption price for their Warrants based on an option pricing model with a fixed volatility input as of the date of this disclosure. This redemption right provides QuantumScape with an additional mechanism by which to redeem all of the outstanding Warrants, and therefore have certainty as to QuantumScape’s capital structure as the Warrants would no longer be outstanding and would have been exercised or redeemed and will be required to pay the redemption price to Warrant holders if QuantumScape chooses to exercise this redemption right and it will allow QuantumScape to quickly proceed with a redemption of the Warrants if QuantumScape determines it is in QuantumScape’s best interest to do so. As such, QuantumScape would redeem the Warrants in this manner when QuantumScape believes it is in QuantumScape’s best interest to update its capital structure to remove the Warrants and pay the redemption price to the warrant holders.

As stated above, QuantumScape can redeem the Warrants when the Class A Common Stock is trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to QuantumScape’s capital structure and cash position while providing warrant holders with the opportunity to exercise their Warrants on a cashless basis for the applicable number of shares. If QuantumScape chooses to redeem the Warrants when the Class A Common Stock is trading at a price below the exercise price of the Warrants, this could result in the Warrants holders receiving fewer shares of Class A Common Stock than they would have received if they had chosen to wait to exercise their Warrants for shares of Class A Common Stock if and when such Class A Common Stock trades at a price higher than the exercise price of $11.50.

Exercise Limitation. A holder of a Warrant may notify QuantumScape in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.8% or 9.8% (or such other amount as a holder may specify) of the shares of Class A Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments. If the number of outstanding shares of Class A Common Stock is increased by a stock dividend payable in shares of Class A Common Stock, or by a split-up of shares of Class A Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Class A Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Class A Common Stock. A rights offering to holders of Class A Common Stock entitling holders to purchase shares of Class A Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Class A Common Stock equal to the product of (i) the number of shares of Class A Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Class A Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Common Stock, in determining the price payable for Class A Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Class A Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

The Warrant holders do not have the rights or privileges of holders of Class A Common Stock or any voting rights until they exercise their warrants and receive shares of Class A Common Stock. After the issuance of shares of Class A Common Stock upon exercise of the Warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares of Class A Common Stock will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, QuantumScape will round down to the nearest whole number of the number of shares of Class A Common Stock to be issued to the holder.

The Warrants are issued under and subject to the terms of the Warrant Agreement.

Anti-Takeover Provisions

Certain provisions of Delaware law, the Certificate of Incorporation, and the Bylaws, which are summarized below, may have the effect of delaying, deferring, or discouraging another person from acquiring control of QuantumScape. They are also designed, in part, to encourage persons seeking to acquire control of QuantumScape to negotiate first with the Board.

Section 203 of the DGCL

QuantumScape is governed by the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•

either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or, within the prior three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring, or preventing changes in control of QuantumScape.

Certificate of Incorporation and Bylaws Provisions

The Certificate of Incorporation and the Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or management team, including the following:

Dual-class stock. As described above, the Class B Common Stock has 10 votes per share, while the Class A Common Stock, which is the only class of capital stock that is publicly traded, has 1 vote per share. As a result of this dual class structure, Legacy QuantumScape’s co-founders and certain QuantumScape’s investors, which include certain QuantumScape’s executive officers, employees, directors, and/or their affiliates, will have significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of QuantumScape or its assets.

Board of Directors vacancies. The Certificate of Incorporation and Bylaws authorize only a majority of the remaining members of the Board, although less than a quorum, to fill vacant directorships, including newly created seats. In addition, subject to the rights of holders of any series of Preferred Stock, the number of directors constituting the Board will be permitted to be set only by a resolution of the Board. These provisions would prevent a stockholder from increasing the size of the Board and then gaining control of the Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of the Board and will promote continuity of management.

Stockholder action; special meeting of stockholders. The Certificate of Incorporation and Bylaws provide that, from and after the Final Conversion Date, the stockholders may not take action by written consent but may only take action at annual or special meetings of the stockholders. As a result, following the Final Conversion Date, a holder controlling a majority of the QuantumScape capital stock would not be able to amend the Bylaws, amend the Certificate of Incorporation or remove directors without holding a meeting of stockholders called in accordance with the Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws further provide that special meetings of stockholders may be called only by a majority of the Board, the chair of the Board, or the Chief Executive Officer of QuantumScape, thus prohibiting stockholder action to call a special meeting. These provisions might delay the ability of stockholders to force consideration of a proposal or for stockholders controlling a majority of QuantumScape’s capital stock to take any action, including the removal of directors.

Advance notice requirements for stockholder proposals and director nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before the annual meeting of stockholders or to nominate candidates for election as directors at the annual meeting of stockholders. The Bylaws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude stockholders from bringing matters before the annual meeting of stockholders or from making nominations for directors at the annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of QuantumScape.

No cumulative voting. The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

Amendment of charter and bylaws provisions. From and after the Final Conversion Date, any amendment of the above provisions in the Certificate of Incorporation and Bylaws will require approval by holders of at least two-thirds of the voting power of QuantumScape’s then outstanding capital stock.

Issuance of undesignated preferred stock. The Certificate of Incorporation provides that the Board will have the authority, without further action by stockholders, to issue up to 100,000,000 shares of undesignated Preferred Stock with rights and preferences, including voting rights, designated from time to time by the Board. The existence of authorized but unissued shares of Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of QuantumScape by means of a tender offer, proxy contest, or other means.

Exclusive forum. The Bylaws provide that, unless otherwise consented to by QuantumScape in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law be the sole and exclusive forum for the following types of actions or proceedings: (i) any derivative action or proceeding brought on behalf of QuantumScape; (ii) any action asserting a claim of breach of a fiduciary duty owed by, or otherwise wrongdoing by, any of QuantumScape’s directors, officers, or other employees to QuantumScape or its stockholders; (iii) any action arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws; (iv) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws; or (v) any other action asserting a claim that is governed by the internal affairs doctrine, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. The Bylaws further provide that, unless otherwise consented to by QuantumScape in writing, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in QuantumScape’s securities shall be deemed to have notice of and consented to this provision. These provisions may have the effect of discouraging lawsuits against QuantumScape or its directors and officers.

Rule 144

A person who has beneficially owned restricted shares of common stock for at least six months would be entitled to sell their shares provided that (1) such person is not deemed to have been one of QuantumScape’s affiliates at the time of, or at any time during the three months preceding, a sale and (2) QuantumScape is subject to the Exchange Act periodic reporting requirements for at least three months before the sale. Persons who have beneficially owned restricted shares of common stock for at least six months but who are QuantumScape’s affiliates at the time of, or any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of shares then outstanding; and

•	the average weekly trading volume of the shares of common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about the Company.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

Following the consummation of the business combination, we are no longer a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Exchange Listing

Our Class A Common Stock and Public Warrants are listed on NYSE under the symbols “QS” and “QS.WS”, respectively.